UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018

Commission file number: 001-38423

SUNLANDS ONLINE EDUCATION GROUP

(Exact Name of Registrant as Specified in Its Charter)

Building 4-6, Chaolai Science Park, No. 36

Chuangyuan Road, Chaoyang District,

Beijing, 100012, the People’s Republic of China

+86-10-52413738

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

As part of the Registrant?s efforts to streamline its corporate structure, on May 21, 2018, Tianjin Studyvip Education Co., Limited (“Tianjin Sunlands"), a wholly-owned subsidiary of the Registrant, entered into a series of contractual arrangements, including Exclusive Technical Consultation and Service Agreement, Business Operation Agreement, Equity Interest Pledge Agreement, Option Agreement, and Powers of Attorney (collectively, the “Contractual Arrangements“) with Tianjin Shangde Online Education Technology Co., Ltd. (“Tianjin Shangde”), as well as the shareholders of Tianjin Shangde, through which the Registrant obtained effective control over, and became the primary beneficiary of, Tianjin Shangde. Each of the Contractual Arrangements became effective on the date it was signed and is filed hereto as Exhibits 10.1 to 10.6. Tianjin Shangde primarily engages in online education services.

These Contractual Arrangements enable us to have effective control over, and receive the economic benefits of, Tianjin Shangde. Accordingly, we are considered the primary beneficiary of Tianjin Shangde and are able to consolidate Tianjin Shangde and its operating subsidiaries in the PRC. Upon the effectiveness of the Contractual Arrangements, substantially all of our online education services business in the PRC will be conducted through both Beijing Shangde Online Education Technology Co., Ltd and Tianjin Shangde and their respective subsidiaries.

The following diagram illustrates our corporate structure immediately following the effectiveness of the Contractual Arrangements:

Equity interest

Contractual arrangements, including the exclusive technical consultation and service agreement, the business operation agreement, the equity interest pledge agreement, the option agreement, the powers of attorney and the spousal consent letters

(1)	The Founder Holding Platform refers to Pingxiang Miniewa Asset Management Consultancy Center (Limited Partnership), whose general manager is Mr. Jianhong Yin, also known as Peng Ou, our founder and chairman of our Board of Directors.

(2)	The Senior Management Holding Platforms consist of Pingxiang Wuerken Asset Management Consultancy Center (Limited Partnership), Pingxiang Saiersi Asset Management Consultancy Center (Limited Partnership), Pingxiang Xisailuo Asset Management Consultancy Center (Limited Partnership) and Pingxiang Bosaidong Asset Management Consultancy Center (Limited Partnership). The general partner of each of these entities is Mr. Tongbo Liu, our chief executive officer and director.

The following is a summary of the Contractual Arrangements. In the summary, we refer to the subsidiaries of Tianjin Shangde as signing parties to the VIE contractual arrangements collectively as Tianjin Shangde Subsidiaries.

Exclusive Technical Consultation and Service Agreement. Under the exclusive technical consultation and service agreement among Tianjin Sunlands, Tianjin Shangde and Tianjin Shangde Subsidiaries, Tianjin Sunlands has the exclusive right to provide, among other things, technical consultation and services to Tianjin Shangde and Tianjin Shangde Subsidiaries, and Tianjin Shangde and Tianjin Shangde Subsidiaries agree to accept all the consultation and services provided by Tianjin Sunlands. Without prior written consent of Tianjin Sunlands, Tianjin Shangde and Tianjin Shangde Subsidiaries are prohibited from engaging any third party to provide any services contemplated by this agreement. In addition, Tianjin Sunlands has exclusive and proprietary ownership, rights and interests in any and all intellectual properties arising out of or created during the performance of this agreement. Tianjin Shangde and Tianjin Shangde Subsidiaries agree to pay a quarterly service fee to Tianjin Sunlands at an aggregate amount of a certain percentage ranging from 10% to 100% of the monthly revenue of Tianjin Shangde and Tianjin Shangde Subsidiaries in such quarter. Unless terminated by Tianjin Sunlands, this agreement will remain effective until the dissolution of Tianjin Shangde and Tianjin Shangde Subsidiaries. Without prior written consent of Tianjin Sunlands, Tianjin Shangde and the Tianjin Shangde Subsidiaries do not have the right to terminate this exclusive technical consultation and service agreement.

Business Operation Agreement. Under the business operation agreement, each of Tianjin Shangde, Tianjin Shangde Subsidiaries and the shareholders of Tianjin Shangde confirmed and agreed that, without Tianjin Sunlands’s prior written consent, it shall not engage in any transaction or conduct that has a material adverse effect on the assets, business, personnel, obligations, rights or operations of Tianjin Shangde and Tianjin Shangde Subsidiaries, including but not limited to sale or purchase of any assets or rights with a price exceeding RMB50,000, incurrence of any encumbrance on any of its assets, including intellectual property rights, in favor of a third party, amendment to its articles of association or business scope, or change of its normal operation procedures. Tianjin Shangde, Tianjin Shangde Subsidiaries and the shareholders of Tianjin Shangde shall accept and execute opinions and instructions of Tianjin Sunlands in connection with the employee engagement and dismissal, daily operations and financial management systems. The shareholders of Tianjin Shangde shall elect or appoint the candidates recommended by Tianjin Sunlands as Tianjin Shangde’s directors and supervisors, and procure the appointment of Tianjin Shangde’s chairman of the board and senior management pursuant to Tianjin Sunlands’ designation. The agreement also provides that if any of the agreements among Tianjin Sunlands, Tianjin Shangde and Tianjin Shangde Subsidiaries is terminated, Tianjin Sunlands is entitled to terminate all of the other agreements among itself, Tianjin Shangde and Tianjin Shangde Subsidiaries. Unless terminated by Tianjin Sunlands, this agreement will remain binding until dissolution of Tianjin Shangde and all of the Tianjin Shangde Subsidiaries.

Equity Interest Pledge Agreement. Under the equity interest pledge agreement among Tianjin Sunlands, Tianjin Shangde and the shareholders of Tianjin Shangde, the shareholders of Tianjin Shangde pledged all of their equity interests in Tianjin Shangde to Tianjin Sunlands as security for performance of the obligations of Tianjin Shangde and its shareholders under the exclusive technical consultation and service agreement, the option agreement and the business operation agreement. The shareholders of Tianjin Shangde shall instruct Tianjin Shangde not to distribute any dividends and shall not approve any profit distribution plan. If any of the specified events of default occurs, Tianjin Sunlands may exercise the right to enforce the pledges after giving a notice of default to the shareholders of Tianjin Shangde. Tianjin Sunlands may assign any and all of its rights and obligations under the equity interest pledge agreement to its designee(s) at any time. The equity interest pledge agreement is binding on the shareholders of Tianjin Shangde and their successors. The equity interest pledge agreement will remain in effect until the fulfillment of all obligations under the exclusive technical consultation and service agreement, the option agreement and the business operation agreement.

Option Agreement. Under the option agreement among Tianjin Sunlands, Tianjin Shangde and the shareholders of Tianjin Shangde, each of the shareholders irrevocably granted Tianjin Sunlands a right to purchase, or designate a third party to purchase, equity interests in Tianjin Shangde then held by each shareholder at once or at multiple times at any time in part or in whole at Tianjin Sunlands’ sole and absolute discretion to the extent permitted by PRC law. The shareholders of Tianjin Shangde shall promptly donate all considerations they received from the exercise of the options to Tianjin Sunlands or the designated third party free of charge. Without prior written consent of Tianjing Sunlands, the shareholders of Tianjin Shangde shall not, individually or collectively, make or procure Tianjin Shangde to engage in any transaction or conduct that has a material adverse effect on the assets, liabilities, operations, equity and other legal rights of Tianjin Shangde. Without prior written consent of Tianjing Sunlands, Tianjin Shangde shall not enter into any contract with a price exceeding RMB50,000, except for contracts in the ordinary course of business. Tianjin Shangde shall not be dissolved or liquidated without prior written consent by Tianjin Sunlands. The shareholders of Tianjin Shangde waive their rights of pre-emption in regard to the transfer of equity interest by any other shareholder of Tianjin Shangde to Tianjin Sunlands as instructed. These agreements shall remain in effect until all equity interests in Tianjin Shangde held by the shareholders have been transferred or assigned to Tianjin Sunlands in accordance with this agreement.

Powers of Attorney. Pursuant to the powers of attorney executed by the shareholders of Tianjin Shangde, the shareholders of Tianjin Shangde each irrevocably authorized Tianjin Sunlands to act on their respective behalf as exclusive agent and attorney, to the extent permitted by law, with respect to all rights of shareholders concerning all equity interests held by each of them in Tianjin Shangde, including but not limited to propose to convene shareholder meetings, accept any notice with respect to the convening and proceeding of the shareholder meeting, attend shareholder meetings, sign the shareholders resolutions on behalf of the authorizing parties, exercise all the shareholder’s rights (including but not limited to voting rights and right to sell, transfer, pledge or dispose of all equity interests held in part or in whole) and designate and appoint on their respective behalf the president, directors, supervisors, chief executive officer, chief financial officer and other senior management members of Tianjin Shangde.

Spousal Consent Letters. Pursuant to the spousal consent letters executed by the spouses of the shareholders of Tianjin Shangde, the signing spouses confirmed and agreed that the equity interests of Tianjin Shangde are the own property of their spouses and shall not constitute the jointly possessed property of the couples. The spouses also irrevocably waived any potential right or interest that may be granted by operation of applicable law in connection with the equity interests of Tianjin Shangde held by their spouses.

In the opinion of Tian Yuan Law Firm, our PRC legal counsel, the contractual arrangements among Tianjin Studyvip, Tianjin Shangde and its shareholders are valid, binding and enforceable under current PRC law. However, these contractual arrangements may not be as effective in providing control as direct ownership. There are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations.

EXHIBIT INDEX

Exhibit No.	Description

10.1	English translation of Exclusive Technical Consultation and Service Agreement among Tianjin Sunlands, Tianjin Shangde and Tianjin Shangde Subsidiaries dated May 21, 2018

10.2	English translation of Business Operation Agreement among Tianjin Sunlands, Tianjin Shangde , Tianjin Shangde Subsidiaries and the shareholders of Tianjin Shangde dated May 21, 2018

10.3	English translation of Equity Interest Pledge Agreement among Tianjin Sunlands, Tianjin Shangde and the shareholders of Tianjin Shangde dated May 21, 2018

10.4	English translation of Option Agreement among Tianjin Sunlands, Tianjin Shangde and the shareholders of Tianjin Shangde dated May 21, 2018

10.5	English translation of Power of Attorney granted by the shareholders of Tianjin Shangde dated May 21, 2018

10.6	English translation of Spousal Consents granted by the spouse of each of Mr. Jianhong Yin and Mr. Tongbo Liu dated May 21, 2018

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sunlands Online Education Group

Date:	May 22, 2018	By:	/s/ Yipeng Li
			Name:	Yipeng Li
			Title:	Chief Financial Officer